Exhibit 4.78

Business Cooperation Agreement

This Business Cooperation Agreement (this “Agreement”) is entered into by and between the following parties on May 15, 2019 in Beijing, the People’s Republic of China (“China” or the “PRC”).

Party A:	Beijing Huateng Xiangfeng Technology Co., Ltd.
Address:	Unit 02, (14)1702, Floor 17, No.27 Dongsanhuan North Road, Chaoyang District, Beijing

Party B:	Shengxiang Hudong Music (Beijing) Co., Ltd.
Address:	Room 3092 Floor 3, No. 10 Jia Chaoyangmenwai Avnenue, Chaoyang District, Beijing

Each of Party A and Party B shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.

Whereas,

1.	Party A is a wholly foreign owned enterprise established in China, which has necessary resources to provide technology and consulting services;

2.

Party B is a company established in China with exclusively domestic capital and with the approval of relevant Chinese government departments according to law may engaged in: technology development, technology popularization, technology transfer, technology consultation, technology service; computer system services, basic software services; application software service (excluding medical software); design and produce advertising agency; software development; data processing; enterprise management and supervision; conference services; undertaking exhibitions and exhibitions; sales of computer software and auxiliary equipment, daily necessities and stationery; audio and video crystal production; publication retail. (The enterprise independently selects the business item and carries out business activities according to laws; to carry out business activities in accordance with the approved contents after obtaining the approval of relevant departments; it shall not engage in business activities of projects prohibited or restricted by this municipality's industrial policies.)

3.

Party A, Party B and other related parties executed the Master Service Agreement on May 15, 2019 (“Master Service Agreement”), Section 4 of which stipulates that Party A shall provide Party B with the services listed in Schedule 3 of the Master Service Agreement and Party B shall pay the service fee to Party A in accordance with Section 4.2 of the Master Service Agreement.

4.	Party A and Party B intends to enter into this agreement to clarify the rights and obligations of each Party.

Now, therefore, through mutual discussion, the Parties have reached the following agreements:

1.	Services Provided by Party A

1.1

In accordance with the terms and conditions of this agreement, Party B hereby appoints Party A to act as Party B’s service provider to provide Party B with the services listed in Appendix 4 of the Master Service Agreement during the term of this Agreement.

1.2	Method of Services Provided.

1.2.1Party A and party B agree that during the term of this agreement, Party A shall provide services to Party B in the manner specified in Section 4 of the Master Service Agreement.

2.	Service Fees and Payment

2.1	The fees payable by Party B to Party A during the term of this Agreement shall be calculated as follows:

2.1.1	For the services provided by Party A to Party B, Party B shall pay the service fee to Party A in accordance with the amount and method stipulated in Section 4.2 of the Master Service Agreement.

2.1.2

If Party A transfers technology to Party B, or is entrusted by Party B to develop software or other technologies, or leases equipment assets to Party B, the commissioned development fee or rental fee for the technology transfer shall be separately agreed upon by both Parties according to the actual situation.

3.	Intellectual Property Rights and Confidentiality Clauses

3.1

Any and all intellectual property rights (including but not limited to copyright, patent right, patent application right, software technology secret, commercial secrets and others) created by the Parties as a result of the performance hereof shall be distributed in accordance with the relevant provisions of Section 10 of the Master Service Agreement.

3.2

The Parties acknowledge that the existence and the terms of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance of this Agreement are regarded as confidential information. Each Party shall maintain confidentiality of all such confidential information, and without obtaining the written consent of the other Party, it shall not disclose any relevant confidential information to any third Party, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s unauthorized disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by any Party to its shareholders, directors, employees, legal counsels or financial advisors regarding the transaction contemplated hereunder, provided that such shareholders, directors, employees, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section. Disclosure of any confidential information by the shareholders, director, employees of or agencies engaged by any Party shall be deemed disclosure of such confidential information by such Party and such Party shall be held liable for breach of this Agreement.

3.3	The confidentiality obligation under this section shall remain in force and shall not be affected by termination or change in the effectiveness of this Agreement.

4.Representations and Warranties

4.1	Party A hereby represents, warrants and covenants as follows:

4.1.1	Party A is a wholly foreign owned enterprise legally established and validly existing in accordance with the laws of the PRC.

4.1.2

Party A has taken all necessary corporate actions, obtained all necessary authorizations as well as all consents and approvals from third parties and government authorities (if required) for the execution, delivery and performance of this Agreement. Party A’s execution, delivery and performance of this Agreement do not violate any explicit requirements under any law or regulation.

4.1.3	This Agreement constitutes Party A’s legal, valid and binding obligations, and shall be enforceable against it in accordance with its terms.

4.2	Party B hereby represents, warrants and covenants as follows:

4.2.1	Party B is a company legally established and validly existing in accordance with the laws of the PRC.

4.2.2

Party B has taken all necessary corporate actions, obtained all necessary authorizations as well as all consents and approvals from third parties and government agencies (if required) for the execution, delivery and performance of this Agreement. Party B’s execution, delivery and performance of this Agreement do not violate any explicit requirements under any law or regulation.

4.2.3	This Agreement constitutes Party B’s legal, valid and binding obligations, and shall be enforceable against it in accordance with its terms.

5.Term of Agreement

5.1	This Agreement shall take effect from the seal of both Parties, and the limited period shall be from the date of seal of this Agreement to the date of termination of the Master Service Agreement.

5.2	During the term of this Agreement, each Party shall renew its operation term in a timely manner prior to the expiration thereof so as to enable this Agreement to remain effective.

5.3	The rights and obligations of the Parties under Section 3, 6, and 7 and this Section 5.3 shall survive the termination of this Agreement.

6.Governing Law and Disputes Resolution

6.1	The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of the PRC.

6.2

In the event of any dispute (the “Dispute”) with respect to the construction and performance of this Agreement, the Parties shall first resolve the Dispute through friendly negotiations.  In the event the Parties fail to reach an agreement on the dispute within 30 days after either Party’s written request to the other Party for resolution of the Dispute through negotiations, either Party may submit the relevant Dispute to Beijing International Arbitration Center for arbitration, in accordance with its arbitration rules. The arbitration shall be conducted in Beijing, and the arbitration award shall be final and binding to all Parties.

6.3

Upon the occurrence of any disputes arising from the construction and performance of this Agreement or during the pending arbitration of any dispute, except for the matters under dispute, the Parties shall continue to exercise their respective rights under this Agreement and perform their respective obligations under this Agreement.

7.Breach of Agreement and Indemnification

7.1

The Parties agree that any breach of the provisions hereunder by either Party shall be deemed to be a breach of the Master Service Agreement and shall be liable for breach of the Master Service Agreement.

8.Force Majeure

8.1

In the case of any force majeure events (“Force Majeure”) such as earthquake, typhoon, flood, fire, epidemic, war, strikes or any other events that cannot be predicted and are unpreventable and unavoidable by the affected Party, which directly causes the failure of either Party to perform or completely perform this Agreement, then the Party affected by such Force Majeure shall not take any responsibility for such failure, however it shall give the other Party written notices without any delay, and shall provide details of such event within fifteen days after sending out such notice, explaining the reasons for such failure of, partial or delay of performance.

8.2

If such Party claiming Force Majeure fails to notify the other Party and furnish it with proof pursuant to the above provision, such Party shall not be excused from the non-performance of its obligations hereunder. The Party so affected by the event of Force Majeure shall use reasonable efforts to minimize the consequences of such Force Majeure and to promptly resume performance hereunder whenever the causes of such excuse are cured. Should the Party so affected by the event of Force Majeure fail to resume performance hereunder when the causes of such excuse are cured, such Party shall be liable to the other Party.

8.3

In the event of Force Majeure, the Parties shall immediately consult with each other to find an equitable solution and shall use all reasonable efforts to reduce the consequences of such Force Majeure.

9.Notices

9.1

All notices and other communications required or permitted to be given pursuant to this Agreement shall be delivered personally or sent by registered mail, postage prepaid, by a commercial courier service or by facsimile transmission to the address of such Party set forth below. A confirmation copy of each notice shall also be sent by email.    The dates on which notices shall be deemed to have been effectively given shall be determined as follows:

9.1.1	Notices given by personal delivery, by courier service or by registered mail, postage prepaid, shall be deemed effectively given on the date of receipt or refusal at the address specified for notices.

9.2	For the purpose of notices, the addresses of the Parties are as follows:

Party A:	Beijing Huateng Xiangfeng Technology Co., Ltd.
Address:	Unit 02, (14)1702, Floor 17, No. 27 Dongsanhuan North Road, Chaoyang District, Beijing
Attn:	Andy Ma
Email：	[ ]

and

Address:	5th Floor, Gate C7, South District, National Convention Center, No. 7, Tianchen East Road, Chaoyang District, Beijing
Email:	[ ]
Attention:	M&A Department

with a Copy to:

Address:	5th Floor, Gate C7, South District, National Convention Center, No. 7, Tianchen East Road, Chaoyang District, Beijing
Email:	[ ]
Attention:	Legal Management Department – Investment and M&A

Party B:	Shengxiang Hudong Music (Beijing) Co., Ltd.

Address:	5th Floor, Gate C7, South District, National Convention Center, No. 7, Tianchen East Road, Chaoyang District, Beijing
Email:	[ ]
Attention:	M&A Department

with a Copy to:

Address:	5th Floor, Gate C7, South District, National Convention Center, No. 7, Tianchen East Road, Chaoyang District, Beijing
Email:	[ ]
Attention:	Legal Management Department – Investment and M&A

9.3	Any Party may at any time change its address for notices by delivering notice to the other Party in accordance with the terms hereof.

10.Assignment

Neither Party shall assign its rights and obligations hereunder to third parties unless with the prior written consent of the other Party.

11.Severability

In the event that one or several of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any aspect. The Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law and the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

12.Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing.  The amendment agreements and supplementary agreements that have been signed by the Parties and relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

13.Successors

This Agreement shall be legally binding and effective on Party A and/or Party B’s successor or permitted assignee.

14.Conflict of Articles

For the avoidance of doubt, in case of any conflict between this Agreement and the Master Service Agreement, the Master Service Agreement shall prevail.

15.Language and Counterparts

This Agreement is written in Chinese in two copies, one for each Party.

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IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Business Cooperation Agreement as of the date first above written.

Party A:	Beijing Huateng Xiangfeng Technology Co., Ltd.

/s/ Seal of Beijing Huateng Xiangfeng Technology Co., Ltd.

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Business Cooperation Agreement as of the date first above written.

Party B:	Shengxiang Hudong Music (Beijing) Co., Ltd.

/s/ Seal of Shengxiang Hudong Music (Beijing) Co., Ltd.